

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 2011

Ms. Ildiko Rozsa
Chief Financial Officer
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

> **Re: Power of the Dream Ventures, Inc.**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended December 31, 2009**
> **Filed November 5, 2010**
> **Amendment No. 3 to Form 10-Q for the**
> **Fiscal Quarter Ended March 31, 2010**
> **Filed December 23, 2010**
> **Amendment No. 2 to Form 10-Q for the**
> **Fiscal Quarter Ended June 30, 2010**
> **Filed November 29, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52289**

Dear Ms. Rozsa:

We have reviewed your filings and have the following comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Summary Compensation Table, page 30

1. We note your response to comment two in our letter dated December 16, 2010,
    specifically, that the stock awards contained in the Summary Compensation Table
    for 2008 were granted to the named executive officers in 2007. Additionally,
    based on the chart you provided in your supplemental response, it appears that the
    amounts you disclose in the Summary Compensation Table for the 2008 stock
    awards are compensation expenses rather than aggregate grant date fair values.
    When disclosing the valuation of stock awards in the Summary Compensation
    Table, please note that Item 402(n)(2)(v) of Regulation S-K requires you to
    disclose the aggregate grant date fair value computed in accordance with FASB
    ASC Topic 718 and SEC Release No. 33-9089 (Dec. 16, 2009) clearly specifies

that you should not disclose the dollar amount recognized for financial statement purposes for the applicable fiscal year. Please refer to page 26 of SEC Release No. 33-9089 for specific guidance regarding computation of aggregate grant date fair value of stock awards that were granted in a previous fiscal year. Please revise your Summary Compensation Table accordingly and include it in your supplemental response. In addition, it appears that you calculate the fair value of the shares underlying the restricted stock agreements at the vesting date instead of the grant date. Please help us understand why you believe calculating the fair value of shares at the vesting date instead of the grant date is in accordance with FASB ASC 718. In doing so, please clarify whether there are any market, performance, or service conditions included in your restricted stock agreements. Please note that we may have further comment based on your revised disclosure.

You may contact Jessica Kane at (202) 551-3235 or Jay Ingram at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon at (202) 551-3866 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jay Ingram
Legal Branch Chief